      As filed with the Securities and Exchange Commission on June 2, 2000

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14 (D) (4)
                     OF THE SECURITIES EXCHANGE ACT OF 1933

                               ----------------

                                ONDISPLAY, INC.
                           (Name of Subject Company)

                                ONDISPLAY, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   68232L100
                     (CUSIP Number of Class of Securities)

                            12667 Alcosta Boulevard
                                   Suite 300
                              San Ramon, CA 94583
                                 (925) 355-3200
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               ----------------

                                   Mark Pine
                      Chairman and Chief Executive Officer
                                OnDisplay, Inc.
                            12667 Alcosta Boulevard
                                   Suite 300
                              San Ramon, CA 94583
                                 (925) 355-3200
(Name, Address and telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                   Copies to:
        Michael J. Kennedy, Esq.                 Bruce K. Dallas, Esq.
         Robert T. Ishii, Esq.                  David W. Ferguson, Esq.
         George F. Parker, Esq.                  Davis Polk & Wardwell
    Wilson Sonsini Goodrich & Rosati              1600 El Camino Real
        Professional Corporation                  Menlo Park, CA 94025
        One Market, Spear Tower                      (650) 752-2000
        San Francisco, CA 94105
             (415) 947-2000

                               ----------------

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

1. SUBJECT COMPANY INFORMATION.

   The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is OnDisplay, Inc., a Delaware corporation. The address of the principal executive offices of OnDisplay is 12667 Alcosta Boulevard, Suite 300, San Ramon, California 94583. The telephone number of the principal executive offices of OnDisplay is (925) 355-3200. The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $.001 per share (the "Shares"). As of May 31, 2000, there were 22,615,256 Shares outstanding.

2. IDENTITY AND BACKGROUND OF FILING PERSON.

   The name, business address and business telephone number of OnDisplay, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

   The Schedule 14D-9 relates to the offer by Vignette Corporation, a Delaware corporation, through its wholly-owned subsidiary, Wheels Acquisition Corp., a Delaware corporation, disclosed in a tender offer statement on Schedule TO (the "Schedule TO"), dated June 2, 2000, to exchange each outstanding Share for 1.58 shares (the "Exchange Ratio") of common stock, par value $.01 per share, of Vignette, upon the terms and subject to the conditions set forth in the Schedule TO, and in the related Letter of Transmittal.

   The offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 21, 2000, among Vignette, Wheels Acquisition Corp. and OnDisplay. The merger agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the merger agreement, Wheels Acquisition Corp. will be merged with and into OnDisplay, and OnDisplay will continue as the surviving corporation (the "Surviving Corporation"). At the effective time of the merger, each Share then outstanding (other than Shares held by Vignette, OnDisplay or Wheels Acquisition Corp. or stockholders who perfect appraisal rights under Delaware law, which will be available if the merger is completed pursuant to Section 253 of the Delaware General Corporation Law) will be converted into the right to receive such number of fully paid and nonassessable shares of Vignette Common Stock as is equal to the Exchange Ratio. A copy of the merger agreement is incorporated herein by reference as Exhibit (e)(1).

   The Schedule TO states that the principal executive offices of Vignette and Wheels Acquisition Corp. are located at 901 South Mopac Expressway, Austin, TX 78746.

3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   The information contained under the caption "Interest of OnDisplay Officers and Directors in the Merger" in the prospectus included in the Schedule TO, and in the Information Statement which is attached hereto as Annex A, is incorporated herein by reference. Each material agreement, arrangement or understanding and any actual or potential conflict of interest between OnDisplay or its affiliates and (1) OnDisplay's executive officers, directors or affiliates or (2) Vignette or Wheels Acquisition Corp. or their respective executive officers, directors or affiliates, is either incorporated herein by reference as a result of the previous sentence or set forth below.

   TREATMENT OF OPTIONS: The merger agreement provides that each outstanding option to purchase Shares which has been granted to certain employees, executive officers and directors of OnDisplay, shall be assumed upon consummation of the merger by Vignette and shall thereafter be exercisable for that number of shares of Vignette common stock equal to the number of shares of OnDisplay for which it is exercisable multiplied by the Exchange Ratio. In addition, the per share exercise price of each assumed option shall be determined by dividing the original exercise price by the Exchange Ratio.

   According to the terms of the OnDisplay 1996 Stock Plan, 18 months of unvested options held by employees, directors and officers of OnDisplay shall accelerate upon consummation of the merger. According to the terms of the Oberon Software Incorporated 1998 Stock Incentive Plan, generally, 18 months (depending on the terms of the relevant person's individual option agreement) of unvested options held by employees and officers shall accelerate upon consummation of the merger.

   In addition, Mark Pine, Venkat Mohan and David Larson hold unvested options that will become exercisable in full upon the consummation of the merger. (See "Certain Executive Agreements" below.)

   The following table sets forth, with respect to each of the executive officers and the non-employee directors (as a group) of OnDisplay:

  --the number of Shares subject to options held by such persons that will be exercisable immediately upon the consummation of the merger (including options that are currently exercisable as well as options which will become exercisable in connection with the transactions contemplated by the merger agreement);

  --the weighted average exercise price of the options held by such persons;

  --the aggregate cash value of such options, (i.e., the total stock value less the exercise price) based upon an assumed per share amount of consideration to be received by OnDisplay stockholders in the offer and the merger of $43.55 in Vignette Common Stock, based on the last sales price on May 31, 2000.

                                  Options Which Weighted Average
                                     Will Be     Exercise Price  Aggregate Value
Name                              Exercisable*     Per Share       Of Options
----                              ------------- ---------------- ---------------
Mark Pine........................    250,000**       $2.50         $10,262,188
Venkat Mohan.....................    350,000**        6.50          12,967,063
David Larson.....................    200,000**        5.00           7,709,750
Trung Dung.......................     16,667          6.50             617,492
Olivier Sermet...................    213,750           .64           9,171,745
Carol Richwood...................     18,750          1.38             790,664
Santi Pierini....................     92,583          2.39           3,810,601
Peter Buzzard....................     45,417          2.69           1,855,682
Janet Azevedo....................     39,063          8.00           1,388,641
Timothy Barrows..................     15,625          8.00             555,449
Promod Haque.....................     15,625          8.00             555,449
John Mandile.....................     42,500           .40           1,846,572
Christopher Spray................     16,625          8.00             590,998
Margaret Taylor..................     20,625           .40             889,943
Carmine Villani..................     35,417           .23           1,534,220

--------
 * Assumes a closing date of June 30, 2000.
** Includes options exercisable if these individuals are deemed terminated without cause (See "Certain Executive Agreements" below.)

CERTAIN EXECUTIVE AGREEMENTS

   Mark Pine, Chairman and Chief Executive Officer of OnDisplay, Venkat Mohan, President and Chief Operating Officer, and David Larson, Chief Financial Officer, (collectively, the "Executives"), are each party to a stock option agreement with acceleration provisions upon a change in control of OnDisplay and the termination of that Executive without cause. In each case, if the party does not hold the same position and responsibilities in the combined company after the merger, such party will be deemed terminated without cause under the terms of their agreements.

   In addition, Mr. Mohan is a party to a Letter Agreement, dated October 20, 1999, with OnDisplay, pursuant to which he shall receive a continuation of his base salary, health benefits and pro rata portion of his annual bonus for a period of twelve months, if he is terminated without cause by OnDisplay.

   Mr. Larson is a party to a Letter Agreement, dated September 17, 1999, with OnDisplay, which provides that he shall receive a severance payment equal to six months of his base compensation as well as a pro-rata portion of his annual bonus upon his termination without cause by OnDisplay.

   Olivier Sermet, OnDisplay's Senior Vice President of Worldwide Field Operations, is a party to a Letter Agreement, dated April 15, 1997, with OnDisplay, which provides that he shall receive a guaranteed salary package of nine months following the change in ownership of OnDisplay.

INDEMNIFICATION

   Vignette will indemnify present and former directors and officers of OnDisplay against all claims arising out of actions and omissions occurring on or prior to the effective time of the merger pursuant to the provisions of the OnDisplay Certificate of Incorporation prior to the effective time, or indemnification provisions at least as favorable to such provisions. Furthermore, Vignette has also agreed to maintain for six years, subject to certain cost limitations, a policy of directors' and officers' liability insurance with respect to matters occurring on or before the effective time of the merger for the benefit of the present and former directors and officers of OnDisplay.

               THE MERGER AGREEMENT AND THE STOCKHOLDER AGREEMENT

   The following is a description of the material terms of the merger agreement but does not purport to describe all the terms of the agreement. The complete text of the merger agreement is incorporated by reference as Exhibit (e)(1) to this Schedule 14D-9. All stockholders are urged to read the merger agreement in its entirety because it is the legal document that governs the offer and the merger.

The Offer

   Terms of the Offer. The merger agreement provides for the commencement by Wheels Acquisition Corp. of an offer to exchange all outstanding shares of OnDisplay common stock for shares of Vignette common stock. The merger agreement provides for the consideration that Wheels Acquisition Corp. will pay in the offer, including the exchange ratio of 1.58 shares of Vignette common stock for each share of OnDisplay common stock.

   The merger agreement prohibits Wheels Acquisition Corp., without the consent of OnDisplay, from amending or waiving the minimum tender condition or amending the offer to change the form or amount of consideration to be paid, decreasing the number of shares of OnDisplay common stock sought in the offer, imposing additional conditions to the offer, extending the expiration date of the offer except as described below or making any other change which is adverse to the holders of the shares of OnDisplay common stock.

   Mandatory Extensions of the Offer. If any of the conditions to the offer is not satisfied or waived on any scheduled expiration date of the offer, Wheels Acquisition Corp. will extend the offer for successive extension periods of not more than 10 business days until all conditions to the offer are satisfied or waived; provided that Wheels Acquisition Corp. is not required to extend the offer beyond September 30, 2000.

   Optional Extensions of the Offer. Wheels Acquisition Corp. will have the right to extend the offer (i) after acceptance of shares in the initial offering period, as it may be extended, for a further period of time by means of a subsequent offering period not to exceed 20 business days for the purpose of having Vignette and Wheels Acquisition Corp. collectively own at least 90% of the outstanding shares of OnDisplay common stock and (ii) for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission or its staff applicable to the offer or any period required by applicable law.

   Prompt Payment for OnDisplay Shares after the Closing of the Offer. Subject to the conditions of the offer, Wheels Acquisition Corp. will accept for payment and pay for, as promptly as practicable after the expiration of the offer, all shares of OnDisplay common stock validly tendered and not properly withdrawn pursuant to the offer.

The Merger

   The Merger. The merger agreement provides that Wheels Acquisition Corp. will be merged with and into OnDisplay no later than the second business day following the satisfaction or waiver of the conditions set forth in the merger agreement unless the parties agree to another date. Under the terms of the merger agreement, at the effective time of the merger, each share of OnDisplay common stock will be converted into the right to receive from Wheels Acquisition Corp. the same per share consideration paid to holders of OnDisplay common stock who exchanged their OnDisplay shares in the offer. Notwithstanding the foregoing, the merger consideration will not be payable in respect of OnDisplay shares held by OnDisplay, Vignette or Wheels Acquisition Corp.

   Effective Time of the Merger. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of Delaware or such later time as is agreed by OnDisplay and Vignette and on or specified in the certificate of merger. The filing of the certificate of merger will take place as soon as practicable on or after the closing date of the merger.

OnDisplay Board of Directors

   Upon the acceptance for exchange of shares of OnDisplay common stock pursuant to the offer, Vignette will be entitled to designate a number of directors of OnDisplay (rounded up to the next whole number) that equals the product of (i) the total number of directors on OnDisplay's board of directors and (ii) the percentage that the number of shares beneficially owned by Vignette and Wheels Acquisition Corp. bears to the total number of shares of OnDisplay common stock outstanding. Until the merger has become effective, OnDisplay's board of directors shall include at least two members who were directors of OnDisplay prior to the consummation of the offer. The merger agreement provides that, prior to the effective time of the merger, the affirmative vote of a majority of the continuing OnDisplay directors will be required to:

  . amend or terminate the agreement on behalf of OnDisplay;

  . waive any rights, benefits or remedies of OnDisplay or holders of OnDisplay common stock under the merger agreement;

  . extend the time for performance of Vignette's or Wheels Acquisition
    Corp.'s obligations under the merger agreement; or

  . approve any other action of OnDisplay which adversely affects the holders of OnDisplay common stock.

Treatment of OnDisplay Stock Options and Restricted Stock

   At the effective time of the merger, each outstanding OnDisplay option, regardless of the extent vested and exercisable, shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under the OnDisplay stock option, the same number of shares of Vignette common stock as the holder of the OnDisplay option would have been entitled to receive pursuant to the merger agreement had the holder exercised the OnDisplay option in full immediately prior to the effective time of the merger, rounded down to the nearest whole number. The price per share shall equal:

  . the per share exercise price at which the OnDisplay option was exercisable immediately prior to the effective time, divided by

  . the exchange ratio.

   Vignette has agreed to take all action necessary to implement the above, including the reservation, issuance and listing of a sufficient number of shares of Vignette common stock for delivery upon exercise of these substitute options. Vignette shall prepare and file a registration statement on an appropriate form, or a post-effective amendment to a previously filed registration statement, with respect to the shares of Vignette common stock subject to the above options and, where applicable, shall use its reasonable efforts to have the registration statement declared effective as soon as is reasonably practicable after the effective time of the merger, to maintain its effectiveness and to maintain the current status of the prospectus contained in it for so long as the options remain outstanding.

   In general, all OnDisplay options will accelerate 18 months upon the effective time of the merger.

   Shares of Vignette common stock that are issued upon conversion of shares of OnDisplay common stock immediately prior to the effective time of the merger are unvested or are subject to a repurchase option, risks of forfeiture or other condition that those shares may be forfeited or repurchased by OnDisplay will continue to be unvested and subject to the same options, risks or other conditions after the effective time of the merger unless the relevant agreement provides that the option, risk or condition will terminate on consummation of the merger.

Covenants and Representations and Warranties

   Reasonable Efforts. The merger agreement provides that each of Vignette and OnDisplay will use its reasonable efforts to take all actions necessary to close the offer and the merger.

   Conduct of Business Pending the Appointment of Directors. The merger agreement obligates OnDisplay, until the acceptance for exchange of shares of OnDisplay common stock pursuant to the offer to conduct its operations in the ordinary course of business. The merger agreement expressly restricts the ability of OnDisplay to engage in certain material transactions, such as purchases and sales of assets or the sale or redemption of outstanding securities of OnDisplay, without the prior written consent of Vignette.

   No Solicitation of Alternative Transactions. The merger agreement provides that, except in the circumstances described below, OnDisplay will not:

  . directly or indirectly solicit, initiate or knowingly take any action to facilitate or encourage the submission or announcement of, any Acquisition Proposal (as defined below),

  . enter into or participate in any discussions or negotiations with, furnish any information relating to it or afford access to the business, properties, assets, books or records of OnDisplay to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that has made an Acquisition Proposal,

  . approve, endorse or recommend any Acquisition Proposal, or

  . enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal.

   However, the merger agreement does provide that in response to an unsolicited Acquisition Proposal that did not result from a breach by OnDisplay of its obligations not to solicit alternative transactions and following delivery to Vignette of notice of the Acquisition Proposal, OnDisplay may:

  . participate in discussions or negotiations with or furnish information
    (pursuant to a confidentiality agreement) to any third party which makes a bona fide Acquisition Proposal,

  . approve or recommend to its stockholders that Acquisition Proposal pursuant to the Securities Exchange Act of 1934, or

  . withdraw, modify in a manner adverse to Vignette or fail to make a recommendation to its stockholders of the offer and the merger, if, in each case, the OnDisplay board of directors reasonably determines (after consultation with OnDisplay's financial advisor) that the Acquisition Proposal constitutes a Superior Proposal (as defined below) and determines in good faith (after consultation with its outside legal counsel) that it is necessary to take such action(s) in order to satisfy its fiduciary duties under applicable law.

   "Acquisition Proposal" means any offer or proposal by a third party relating to:

  . any acquisition or purchase from OnDisplay by any person or group of more than a 25% of the outstanding voting securities of OnDisplay or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 25% or more of the outstanding voting securities of OnDisplay or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving OnDisplay pursuant to which the stockholders of OnDisplay immediately preceding that transaction would hold less than 75% of the equity interests in the surviving or resulting entity of that transaction,

  . any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of more than 25% of the consolidated assets of OnDisplay, or

  . any liquidation or dissolution of OnDisplay.

   "Superior Proposal" means a bona fide, unsolicited, written Acquisition Proposal for at least a majority of the outstanding OnDisplay shares on terms that the OnDisplay board of directors determines in good faith by a majority vote, after consultation with its financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal, are more favorable to the OnDisplay stockholders than the offer or the merger.

   Antitrust Laws. Each of the parties to the merger agreement will take those lawful actions that are necessary to make the filings required under any applicable antitrust laws in connection with the merger agreement and the transactions contemplated by the merger agreement. The merger agreement provides that each of Vignette and OnDisplay will otherwise act to eliminate or minimize the effects of these statutes on the offer and the merger.

   Representations and Warranties. The merger agreement contains a number of customary representations and warranties relating to each of the parties and their ability to consummate the offer and the merger. All representations and warranties of each party expire at the closing of the merger.

Conditions of the Offer

   The acceptance of OnDisplay shares in the offer is subject to several conditions, including:

  . a majority of the outstanding OnDisplay shares, on a fully-diluted basis, having been validly tendered and not properly withdrawn, which we refer to as the minimum tender condition,

  . waiting periods under applicable antitrust laws having expired or been terminated,

  . the registration statement with respect to the Vignette shares to be issued pursuant to the offer having been declared effective by the SEC, and

  . OnDisplay having not breached any covenant, representation or warranty in a material manner.

Conditions of the Merger

   The obligations of Vignette, Wheels Acquisition Corp. and OnDisplay to consummate the merger are subject to the satisfaction of the following conditions:

  . to the extent required by applicable law, the merger agreement shall have been approved and adopted by the OnDisplay stockholders;

  . no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the merger;

  . the shares of Vignette common stock to be issued in the merger shall have been authorized for inclusion on the Nasdaq National Market, subject to official notice of issuance;

  . the registration statement on Form S-4 relating to the merger shall have become effective under the Securities Act of 1933 and not be the subject of any stop order or proceedings seeking a stop order; and

  . Wheels Acquisition Corp. shall have purchased shares of OnDisplay common stock in the offer.

Termination of the Merger Agreement

   Termination by Mutual Agreement. The merger agreement may be terminated at any time prior to the first acceptance of shares in the offer by mutual written consent of Vignette and OnDisplay.

   Termination by either Vignette or OnDisplay. The merger agreement may be terminated by either Vignette or OnDisplay at any time prior to the first acceptance of shares in the offer if:

     (1) the offer has not been consummated on or before September 30, 2000 (the "Termination Date"), unless the failure to consummate the offer is the result of a material breach or failure to fulfill a material obligation of the merger agreement by the party seeking termination;

     (2) the offer expires or terminates in accordance with the terms of the merger agreement without Wheels Acquisition Corp. having accepted for exchange any OnDisplay shares, except that Vignette will not be permitted to terminate the merger agreement for this reason if the expiration or termination is a result of a breach of the merger agreement by Vignette or Wheels Acquisition Corp.;

     (3) there shall be any applicable law or regulation that makes consummation of the merger illegal or otherwise prohibited or any judgment, injunction, or order which is final and nonappealable prohibiting the closing of the merger; or

     (4) any representation or warranty of the non-terminating party contained in the merger agreement is or becomes inaccurate so that, overall, the inaccuracies would reasonably be expected to have material adverse effect on the non-terminating party, or the non-terminating party fails to perform any material covenant contained in the merger agreement, if that inaccuracy or failure to perform has not been or is incapable of being cured by the non-terminating party within 30 days following receipt by the non-terminating party of notice from the terminating party of the inaccuracy or failure to perform.

   Termination by Vignette. The merger agreement may be terminated at any time prior to the first acceptance of shares in the offer by Vignette if:

     (1) the OnDisplay board of directors, or any of its committees, approves or recommends to the OnDisplay stockholders any Acquisition Proposal;

     (2) the OnDisplay board of directors, or any of its committees, withdraws or amends or modifies in any way adverse to Vignette its recommendation to the OnDisplay stockholders that they accept the offer and approve and adopt the merger agreement and the merger;

     (3) OnDisplay fails to include in various documents relating to the offer the recommendation of the OnDisplay board of directors that the OnDisplay stockholders accept the offer and approve and adopt the merger agreement and the merger; or

     (4) a tender or exchange offer relating to 40% or more of the OnDisplay shares is commenced by a third party and OnDisplay does not send to its stockholders pursuant to rules under the Exchange Act, within 10 business days of the day that the offer is published, sent or given, a statement that OnDisplay recommends rejection of that tender or exchange offer.

Termination Fees

   Termination Fees Payable by OnDisplay to Vignette. If the merger agreement is terminated by Vignette as described under "--Termination of the Merger Agreement--Termination by Vignette" prior to the first acceptance of shares in the offer then OnDisplay shall pay to Vignette a termination fee in an amount equal to $50 million in immediately available funds.

   If the merger agreement is terminated by Vignette or OnDisplay as described in paragraphs (1) and (2) under "--Termination of the Merger Agreement-- Termination by either Vignette or OnDisplay" prior to the first acceptance of shares in the offer and no event described under "Termination of the Merger Agreement--Termination by Vignette" has occurred, and (x) after the date of the merger agreement and prior to the date of termination of the merger agreement any Acquisition Proposal has been publicly announced or publicly known and not withdrawn at least 5 business days prior to the scheduled expiration date of the offer and (y) within 12 months of termination of the merger agreement either a Company Acquisition occurs or OnDisplay enters into an agreement providing for a Company Acquisition and the Company Acquisition is later consummated, then OnDisplay shall pay to Vignette, no later than two days after the consummation of the Company Acquisition, $50 million in immediately available funds.

   "Company Acquisition" means any of the following transactions (other than the offer and the merger):

  . a sale or other disposition by OnDisplay of a business or assets representing 40% or more of the consolidated net revenues, net income or assets of OnDisplay immediately prior to that sale,

  . the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by OnDisplay), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing 40% or more of any class of equity securities of OnDisplay, or

  . a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving OnDisplay (other than a transaction in which OnDisplay is the acquiror and in which the current OnDisplay stockholders retain more than 60%, directly or indirectly, of the surviving or successor corporation, except that a widely distributed offering of OnDisplay common stock will not constitute a Company Acquisition.

Amendments

   The merger agreement may be amended by action taken by Vignette, Wheels Acquisition Corp. and OnDisplay at any time prior to the closing of the merger. The merger agreement provides that if Vignette designates directors of OnDisplay prior to the effective time of the merger, any amendment of the merger agreement, any termination of the merger agreement by OnDisplay, any extension by OnDisplay of the time for the performance of any of the obligations or other acts of Vignette or Wheels Acquisition Corp., waiver by OnDisplay of any rights of OnDisplay or OnDisplay stockholders under the merger agreement or any other action by OnDisplay which is reasonably likely to adversely affect the interests of the OnDisplay stockholders with respect to the transactions provided for under the merger agreement, will require the concurrence of a majority of the OnDisplay directors then in office who were not designated by Vignette.

The Stockholder Agreement

 Parties

   As an inducement for Vignette and Wheels Acquisition Corp. to enter into the merger agreement, immediately prior to the signing of the merger agreement, various stockholders of OnDisplay entered into the stockholder agreement with Vignette.

   The obligations of those stockholders under the stockholder agreement covers, in the aggregate, 8,828,391 OnDisplay shares, which represented approximately 39% of the outstanding OnDisplay shares as of May 16, 2000.

 Agreement to Tender

   Each stockholder who signed the stockholder agreement agreed to tender in the offer and not withdraw that portion of his or her shares of OnDisplay covered by the stockholder agreement.

 Proxy

   Each stockholder who signed the stockholder agreement granted Vignette or any nominee of Vignette an irrevocable proxy to vote or consent that portion of that stockholder's OnDisplay shares covered by the stockholder agreement:

  . in favor of the adoption and approval of the merger agreement and the merger and the other transactions contemplated by the merger agreement,

  . against the approval of any

   . Acquisition Proposal,

   . reorganization, recapitalization, liquidation or winding up of OnDisplay or any other extraordinary transaction involving OnDisplay,

   . corporate action that would prevent or delay consummation of the offer, the merger or any other transaction contemplated by the merger agreement, or

   . other matters relating to the foregoing.

4. THE SOLICITATION OR RECOMMENDATION.

   (a) RECOMMENDATION OF ONDISPLAY BOARD.

   At a meeting held on May 21, 2000, the members of the OnDisplay Board excluding John Mandile, who was excused from any discussions on the matter (see "Background"), voted to approve and adopt the merger agreement and the transactions contemplated thereby, including the offer and the merger, and determined that the transactions contemplated by the merger agreement, including the offer and the merger, are advisable, fair to and in the best interests of OnDisplay's stockholders.

   The members of the OnDisplay Board, excluding John Mandile, unanimously voted to recommend that OnDisplay's stockholders accept the offer and tender their Shares pursuant to the offer.

   (b) BACKGROUND; REASONS FOR THE ONDISPLAY BOARD'S RECOMMENDATION; OPINION OF FLEETBOSTON ROBERTSON STEPHENS INC.

BACKGROUND

   OnDisplay is regularly involved in the review of private and public companies with which it may form strategic partnerships to further its objectives in the Internet commerce market.

   On April 15, 1999, OnDisplay and Vignette entered into an agreement pursuant to which the parties agreed to participate in certain future cooperative marketing activities. During the term of this agreement, OnDisplay and Vignette have pursued joint sales opportunities, participated in joint marketing events, and have characterized the other as partner on their respective websites.

   On November 2, 1999, OnDisplay and Vignette entered into an agreement, pursuant to which OnDisplay licensed CenterStage Agent Engine and CenterStage Builder to Vignette to sublicense, market and distribute such software and to allow Vignette's distributors, resellers and agents to use, sublicense, market and distribute such software.

   On February 24, 2000, Gregory A. Peters, Chairman, President and Chief Executive Officer of Vignette and Mark Pine, Chairman and Chief Executive Officer of OnDisplay met at Vignette headquarters in Austin, Texas to discuss the existing relationship between the two companies.

   On March 15, 2000, representatives of Vignette's and OnDisplay's engineering and product strategy teams met at OnDisplay headquarters in San Ramon, California, to further understand the other's products and technologies.

   On March 16, 2000, Santi Pierini, Vice President of Product Marketing for OnDisplay met with Erik Josowitz, Vice President of Product Strategy for Vignette, at Vignette headquarters in Austin, Texas to continue the discussions from the previous day. Mr. Pierini updated Mr. Josowitz on various business and strategic initiatives at OnDisplay and discussed the status of several products.

   On March 23, 2000, Mr. Peters called Mr. Pine to request a meeting at OnDisplay headquarters in San Ramon, California to discuss means of further developing the relationship between the companies.

   On March 26, 2000, Mr. Pine and Mr. Peters met with Venkat Mohan, OnDisplay's President and Chief Operating Officer, David Petroni, OnDisplay's Vice President of Corporate Development, William Daniel, Vignette's Senior Vice President of Products and Charles Sansbury, Vignette's Senior Vice President of Corporate Development. Both companies presented each other with a strategic overview and discussed opportunities to deepen the relationship, including a potential business combination.

   On April 24, 2000, Mr. Sansbury telephoned Mr. Petroni informing him that Vignette would like to continue discussions of a possible business combination.

   On May 2, 2000, Mr. Petroni and Olivier Sermet, Senior Vice President, Worldwide Field Operations of OnDisplay, met with Mr. Sansbury, Joel Katz, Chief Financial Officer of Vignette, David Brodsky, Vice President of Finance of Vignette and Cathy Turco, Manager of Corporate Development of Vignette in Austin, Texas to discuss a potential business combination. At that meeting, the companies reviewed financial and operational information about each other and signed a mutual confidentiality agreement.

   On May 3, 2000, management of the two companies and their respective financial and legal advisors initiated their due diligence review, which continued through the execution of the merger agreement.

   On May 9, 2000, management of the two companies began to discuss the general parameters of a possible business combination, but no agreements were reached.

   On May 10, 2000, OnDisplay engaged FleetBoston Robertson Stephens Inc. ("Robertson Stephens") to provide financial advisory services to OnDisplay in connection with the potential business combination with Vignette.

   On May 13 and 14, 2000, the parties and their representatives discussed the legal and structural parameters of a potential business combination.

   On May 16, 2000, the OnDisplay board of directors held a telephonic meeting to discuss the potential business combination. At the outset of the meeting, John Mandile, a managing director of Sigma Partners and a member of the board of directors of OnDisplay was excused from any discussions on the matter, due to the fact that another managing director of Sigma Partners is a member of the board of directors of Vignette. The management of OnDisplay explained the background of the relationship, and the status of the negotiations. At this meeting, representatives of Wilson Sonsini Goodrich & Rosati reviewed the responsibilities of the board of directors in considering the proposed transaction. The board of directors discussed the strategic rationale for a proposed business combination. The board of directors authorized management to continue the negotiations with Vignette.

   On May 16, 2000, the management of the two companies and their respective financial and legal advisors commenced negotiations of the definitive merger agreement, while continuing their due diligence review.

   On May 17, 2000, representatives of Vignette and OnDisplay and their respective financial advisors met to discuss the businesses, financial conditions and organizations of the two companies. Negotiations over the merger agreement continued over the next few days.

   On May 20, 2000, the OnDisplay board of directors held a telephonic board meeting to discuss with their advisors and management the possible exchange offer and merger with Vignette. The OnDisplay management team briefed the board on the strategic rationale for a business combination, diligence items, and the current status of the negotiations and reviewed the terms of the proposed transaction. At this meeting, representatives of Wilson Sonsini Goodrich & Rosati again reviewed the responsibilities of the board of directors in considering the proposed transaction. Representatives of Robertson Stephens reviewed the financial aspects of the proposed transaction.

   On May 21, 2000, the OnDisplay board of directors held a telephonic board meeting with their advisors and management, and discussed the terms and conditions of the exchange offer and merger as set forth in the merger agreement and other transaction documents. At this meeting, Robertson Stephens delivered its oral opinion, which was subsequently confirmed in writing, that the terms of the proposed transaction are fair from a financial point of view to the stockholders of OnDisplay. The OnDisplay board of directors, excluding Mr. Mandile, unanimously approved the merger agreement and the transactions contemplated thereby, including the offer and the merger. On the same day, the Vignette board of directors held a telephonic board meeting with their advisors and management, and discussed the terms and conditions of the exchange offer and merger as set forth in the merger agreement and other transaction documents. The Vignette board of directors unanimously approved the merger agreement and the transactions contemplated thereby, including the offer and the merger.

   The merger agreement and related documents were executed late that evening.

   On May 22, 2000, prior to the opening of the Nasdaq National Market, Vignette and OnDisplay jointly announced the execution of the merger agreement.

   On June 2, 2000, Wheels Acquisition Corp. commenced the Offer.

REASONS FOR THE ONDISPLAY BOARD'S RECOMMENDATION

   In approving the offer, the merger, the merger agreement and the transactions contemplated by the merger agreement and recommending that all holders of Shares accept the offer and tender their Shares pursuant to the offer, the OnDisplay board considered a number of factors, including:

  . the complementary strategies and direction of OnDisplay, a leading provider of e-Business infrastructure software applications for powering e-portals and e-marketplaces, and Vignette, a leading e-Business application software products and services company;

  . the combination of Vignette's V/5 platform and OnDisplay's XML-based business-to-business infrastructure products creating one of the most comprehensive offerings for companies building on-line businesses;

  . the Exchange Ratio for the offer and the merger representing a premium of over 30.0% over the closing price of the Shares on the Nasdaq National Market on May 19, 2000, the last trading day prior to the signing of the merger agreement, as well as 35.6% and 59.0% premiums over the average of the ratios of the closing prices for the ten and thirty trading days ending on May 19, 2000;

  . the presentations of Robertson Stephens, and its opinion to the effect that, subject to the matters set out in such opinion, the consideration to be paid in the Offer and the Merger is fair from a financial point of view to OnDisplay's stockholders (see "--Opinion of Robertson Stephens" below and Schedule III hereto);

  . the financial and other terms of the offer, the merger and the merger agreement, including the benefits of the transaction being structured as a first-step exchange offer and second-step merger, which may provide OnDisplay's stockholders with an opportunity to receive shares of Vignette common stock on an accelerated basis;

  . the opportunity for the holders of shares of OnDisplay common stock to participate in a significantly larger and more diversified company and, as stockholders of the combined company, to have greater liquidity in their shares and to benefit from any future growth of the combined company;

  . the opportunity of the combined company to further enhance research and development efforts, including potentially more rapid development of products as a result of shared knowledge between software development teams;

  . the strengths and weaknesses of Vignette's and OnDisplay's businesses and the key attributes of the combined company in terms of, among other things, products, sales, customers, management and competitive position;

  . the nature of the e-Business software industry and the fact that greater size and resources are increasingly required for companies to successfully compete in this industry;

  . the increasing competition in OnDisplay's markets from both existing and potential competitors, some of which have greater assets and resources than OnDisplay, which has occurred as a result of, among other reasons, the consolidation taking place in the software industry in general;

  . historical information concerning Vignette's and OnDisplay's respective businesses, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations filed with the SEC;

  . the consideration to be received by OnDisplay stockholders in the merger and an analysis of the market value of the Vignette common stock to be issued in exchange for each share of OnDisplay common stock in light of comparable merger transactions;

  . current financial market conditions and historical market prices, volatility and trading information with respect to Vignette common stock and OnDisplay common stock;

  . the belief that the terms of the merger agreement, including the parties' representations, warranties and covenants, and the conditions to the parties' respective obligations, are reasonable;

  . the impact of the merger on OnDisplay's customers and employees; and

  . reports from management, legal advisors and financial advisors as to the results of their due diligence investigation of Vignette.

   OnDisplay's board of directors also considered the terms of the merger agreement regarding OnDisplay's rights to consider and negotiate other strategic transaction proposals, as well as the possible effects of the provisions regarding termination fees. In addition, OnDisplay's board of directors noted that the offer and merger are expected to be a tax-free transaction. OnDisplay's board of directors also considered various alternatives to the merger, including remaining as an independent company. OnDisplay's board of directors believed that these factors, including the OnDisplay's board's review of the terms of the merger agreement, supported the board's recommendation of the merger when viewed together with the risks and potential benefits of the merger. OnDisplay's board of directors also identified and considered a variety of potentially negative factors in its deliberations concerning the merger, including, but not limited to:

  . the risk that the potential benefits sought in the merger might not be fully realized,

  . the possibility that the merger might not be completed and the effect of public announcement of the merger on OnDisplay's sales and operating results, and its ability to attract and retain key technical, marketing and management personnel,

  . the substantial charges to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger,

  . the risk that despite the efforts of the combined company, key technical, marketing and management personnel might not remain employed by the combined company, and

  . the difficulty of managing separate operations at different geographic locations.

   OnDisplay's board of directors believed that these risks were outweighed by the potential benefits of the merger.

   The OnDisplay board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the OnDisplay board viewed its position and recommendations as being based on the totality of the information presented to and considered by the OnDisplay board. In addition, individual members of the OnDisplay board may have given different weights to different factors.

   The foregoing discussion of the information and factors considered by the OnDisplay board is not intended to be exhaustive but is believed to include the material factors considered by the OnDisplay board. In view of the wide variety of factors, both positive and negative, considered by the OnDisplay board, the OnDisplay board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered.

Opinion of OnDisplay's Financial Advisor

   Under a letter agreement dated May 10, 2000 (the "Robertson Letter Agreement"), OnDisplay engaged Robertson Stephens to render an opinion as to the fairness of the exchange ratio, from a financial point of view, to holders of shares OnDisplay common stock (other than Vignette or its affiliates).

   On May 21, 2000, at a meeting of the OnDisplay board held to evaluate the proposed merger, Robertson Stephens delivered to OnDisplay's board its oral opinion that, as of May 21, 2000 and based on the matters considered and the limitations on the review undertaken described in the opinion, the Exchange Ratio was fair from a financial point of view to the stockholders of OnDisplay. Shortly thereafter, Robertson Stephens delivered a written opinion, dated May 21, 2000 to the same effect. The Exchange Ratio was determined through negotiations between the respective managements of OnDisplay and Vignette. Robertson Stephens was not asked by, and did not recommend to, OnDisplay that any specific exchange ratio constituted the appropriate exchange ratio for the transaction.

   You should consider the following when reading the discussion of the opinion of OnDisplay's financial advisor in this document:

  . We urge you to read carefully the entire opinion of Robertson Stephens, which is set forth as Annex C to this Schedule 14D-9 and is incorporated by reference.

  . The following description of the Robertson Stephens opinion is qualified by reference to the full opinion set forth as Annex C to this Schedule 14D-9. The full opinion sets forth, among other things, the assumptions made by Robertson Stephens, the matters it considered and the limitations on the review undertaken.

  . The Robertson Stephens opinion was prepared for the benefit and use of the OnDisplay board in its consideration of the merger and does not constitute a recommendation to stockholders of OnDisplay as to whether they should tender their shares, or take any other action, in connection with the transaction.

  . The Robertson Stephens opinion does not address the relative merits of the offer and the merger and any other transactions or business strategies discussed by the OnDisplay board as alternatives to the merger agreement or the underlying business decision of the OnDisplay board to proceed with or effect the transaction.

   Although developments following the date of the Robertson Stephens opinion may affect the opinion, Robertson Stephens assumed no obligation to update, revise or reaffirm its opinion. The Robertson Stephens opinion is necessarily based upon market, economic and other conditions that were in effect on, and information made available to Robertson Stephens as of, the date of the opinion. You should understand that subsequent developments may affect the conclusion expressed in the Robertson Stephens opinion, and that Robertson Stephens disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion. The Robertson Stephens opinion is limited to the fairness, from a financial point of view and as of the date thereof, of the Exchange Ratio to the holders of shares of OnDisplay common stock (other than Vignette or its affiliates).

 Opinion and Analysis of Robertson Stephens

   In connection with the preparation of the Robertson Stephens opinion, Robertson Stephens:

  . reviewed certain publicly available financial statements and other business and financial information of OnDisplay and Vignette, respectively;

  . reviewed certain internal financial statements and other financial and operating data concerning OnDisplay and Vignette prepared by the managements of OnDisplay and Vignette, respectively;

  . reviewed with OnDisplay and Vignette the publicly available consensus estimates of research analysts relating to OnDisplay and Vignette, respectively;

  . held discussions with the respective managements of OnDisplay and Vignette concerning the businesses, past and current operations, financial conditions and future prospects of both OnDisplay and Vignette, independently and combined, including discussions with the managements of OnDisplay and Vignette concerning cost savings and other synergies that may be expected to result from the transaction as well as their views regarding the strategic rationale for the transaction;

  . reviewed the financial terms and conditions set forth in the draft merger agreement;

  . reviewed the stock price and trading history of OnDisplay and Vignette;

  . compared the financial performance of OnDisplay and Vignette and the prices and trading activity of OnDisplay Common Stock and Vignette Common Stock with that of certain other publicly traded companies comparable with OnDisplay and Vignette, respectively;

  . compared the financial terms of the transaction with the financial terms, to the extent publicly available, of other transactions that it deemed relevant;

  . reviewed the pro forma impact of the transaction on Vignette's net revenue per share;

  . reviewed and considered in the analysis, publicly available consensus estimates of research analysts relating to the relative contributions of OnDisplay and Vignette to the combined company;

  . participated in discussions and negotiations among representatives of OnDisplay and Vignette and their financial and legal advisors; and

  . made such other studies and inquiries, and reviewed such other data, as it deemed relevant.

   In its review and analysis, and in arriving at its opinion, Roberson Stephens assumed and relied upon the accuracy and completeness of all the financial and other information provided to it (including information furnished to it orally by management of OnDisplay and Vignette) or publicly available and neither attempted independently to verify, nor assumed responsibility for verifying, any of such information. Robertson Stephens relied upon the assurances of the managements of OnDislay and Vignette that they were not aware of any facts that would make the information inaccurate or misleading. Furthermore, Robertson Stephens did not make or obtain, or assume responsibility for making or obtaining, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of OnDisplay or Vignette, nor was it furnished with any such evaluations or appraisals. Nor did Robertson Stephens undertake any independent analysis to evaluate the reliability or accuracy of the assumptions made by the managements of OnDisplay or Vignette with respect to the potential effect that the Year 2000 problem might have on their respective businesses.

   In addition, Robertson Stephens assumed that:

  . the transaction will be consummated upon the terms set forth in the draft merger agreement made available to it without material alteration, including, among other things, that the merger will be accounted for as a "purchase" business combination in accordance with U.S. generally accepted accounting principles;

  . the transaction will be treated as a tax-free "reorganization" as defined in the Internal Revenue Code of 1986, as amended;

  . the historical financial statements of each of OnDisplay and Vignette reviewed by it were prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied.

   Robertson Stephens relied as to all legal matters relevant to rendering its opinion on the advice of its legal counsel.

   Robertson Stephens expressed no opinion as to:

  . the value of any employee agreement or other arrangements entered into in connection with the merger;

  . any tax or other consequences that may result from the merger;

  . the value of Vignette common stock when issued to OnDisplay's stockholders in connection with the transaction or the price at which shares of Vignette common stock may be traded in the future; or

  . the relative merits of the transaction and the other business strategies that OnDisplay's Board of Directors have considered or may be considering.

   The following is a summary of the material financial analyses performed by Robertson Stephens in connection with rendering its opinion. The summary of the financial analyses is not a complete description of all of the analyses performed by Robertson Stephens. Certain of the information in this section is presented in tabular form. IN ORDER TO BETTER UNDERSTAND THE FINANCIAL ANALYSES PERFORMED BY

ROBERTSON STEPHENS, THESE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE ROBERTSON STEPHENS OPINION IS BASED ON THE TOTALITY OF THE VARIOUS ANALYSES WHICH IT PERFORMED, AND NO PARTICULAR PORTION OF THE ANALYSIS HAS ANY MERIT STANDING ALONE.

   Comparable Company Analysis. Using publicly available information, Robertson Stephens analyzed, among other things, the trading multiples of OnDisplay and the following selected publicly traded companies in the e-Business software segment:

  . Active Software

  . TIBCO

  . Vitria

  . webMethods

   Revenues. As set forth in the following table, applying a range of multiples for these companies for calendar years 2000 and 2001 to corresponding revenue data for OnDisplay resulted in the following range of implied exchange ratios and equity value per share.

                                                                      Implied
                                      Range of        Implied       Equity Value
     Calendar Year                    Multiples  Exchange Ratio (a)  per share
     -------------                   ----------- ------------------ ------------
     2000........................... 30.0x-50.0x   1.101x-1.768x    $48.23-77.44
     2001........................... 20.0x-35.0x   1.332x-2.256x    $58.36-98.83

--------
Note:
(a) Based on Vignette closing stock price of $43.81 as of May 19, 2000.

   Selected Precedent Transaction Analysis. Robertson Stephens analyzed the aggregate value and implied transaction value multiples paid or proposed to be paid in selected precedent transactions in the e-Business software industry, including:

     Octane/E.piphany (March 15, 2000)

     Silknet/Kana (February 7, 2000)

     Interleaf/BroadVision Inc. (January 26, 2000)

     Tradex/Ariba (December 16, 1999)

     Rubric/Broadbase Software (December 9, 1999)

     NetEffects/Ask Jeeves (November 15, 1999)

     Trading Dynamics/Ariba (November 15, 1999)

   Robertson Stephens compared, among other things, the aggregate value in these transactions as a multiple of the preceding 12 months' revenues ("LTM") and the following 12 months' revenues ("NTM"). Applying these multiples to similar revenue figures for OnDisplay resulted in the following range of implied exchange ratios and implied equity value per share. Revenue data was not publicly available for a number of the companies represented in the selected precedent transactions.

                                                                      Implied
                                      Range of        Implied       Equity Value
                                     Multiples   Exchange Ratio (a)  per share
                                    ------------ ------------------ ------------
     LTM Revenues.................. 50.0x-100.0x   1.104x-2.107x    $48.36-92.31
     NTM Revenues.................. 30.0x- 50.0x   1.270x-2.049x    $55.63-89.79

--------
Note:
(a) Based on Vignette closing stock price of $43.81 as of May 19, 2000.

   Premium Analysis. Based on implied premiums paid in the selected precedent transactions in the e-Business software sector, Robertson Stephens applied a range of acquisition premiums to the closing price of OnDisplay common stock for the 30-days prior to May 19, 2000. Application of those premiums resulted in a range of implied values for a share of OnDisplay common stock. The following table illustrates this analysis:

                                                                            Implied
                           Premium                Implied                 Equity Value
        Time Period         Range            Exchange Ratio (a)            per share
       -------------       -------           ------------------           ------------
       30-Days Prior       45%-55%             1.260x-1.347x              $55.21-59.02

--------
Note:
(a) Based on Vignette closing stock price of $43.81 as of May 19, 2000.

   No company, transaction or business used in the Comparable Company Analysis, the Selected Precedent Transaction Analysis or the Premium Analysis as a comparison is identical to OnDisplay, Vignette or the transaction. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading and other values of the comparable companies or the business segment, company or transactions to which they are compared.

   Contribution Analysis. Robertson Stephens analyzed the respective contributions of OnDisplay and Vignette to estimated revenues of the combined company for the fiscal years of 2000 and 2001. The actual results achieved by the combined company may vary from projected results and the variations may be material.

                                                      OnDisplay's   Vignette's
                                                     Contributions Contributions
                                                      to Combined   to Combined
                                                       Company's      Company
                                                       Estimated     Estimated
       Fiscal Year                                      Revenue      Revenues
       -----------                                   ------------- -------------
       2000.........................................     12.1%         87.9%
       2001.........................................     14.4%         85.6%

   The above contribution analysis resulted in the following implied exchange ratios and implied equity values for fiscal years 2000 and 2001.

                                                   Implied       Implied Equity
       Fiscal Year                            Exchange Ratio (a) Value per share
       -----------                            ------------------ ---------------
       2000..................................       1.287x           $56.38
       2001..................................       1.547x           $67.79

--------
Note:
(a) Based on Vignette closing stock price of $43.81 as of May 19, 2000.

   Pro Forma Revenue Analysis. Robertson Stephens analyzed the impact of the transaction on the revenues of the combined company for fiscal years 2000 and 2001 based on publicly available research for OnDisplay and Vignette. The following table summarizes the results of this analysis:

       Fiscal year 2000 estimated net revenue per share (dilution)...... (2.1%)
       Fiscal year 2001 estimated net revenue per share (dilution)...... (0.9%)

   The actual results achieved by the combined company may vary from projected results and such variations may be material.

   Other Factors. While this summary describes the analysis and factors that Robertson Stephens deemed material in its presentation to the OnDisplay board, it is not a comprehensive description of all analysis and factors considered by Robertson Stephens. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Robertson Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Robertson Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Robertson Stephens. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Robertson Stephens is based on all analyses and factors taken as a whole and also on application of Robertson Stephens' own experience and judgment. This conclusion may involve significant elements of subjective judgment and qualitative analysis. Robertson Stephens gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, Robertson Stephens made numerous assumptions with respect to industry performance, general business and other conditions and matters many of which are beyond the control of OnDisplay or Robertson Stephens. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Accordingly, analyses relating to the value of the businesses do not purport to be appraisals or to reflect the prices at which these businesses actually may be sold in the future, and these estimates are inherently subject to uncertainty. Furthermore, no opinion is being expressed as to the prices at which shares of Vignette common stock may be traded at any future time.

   OnDisplay's engagement letter with Robertson Stephens provides that, for its services, Robertson Stephens is entitled to receive, contingent upon consummation of the transaction, a fee customary for this type of transaction. In addition, OnDisplay has agreed to pay Robertson Stephens an amount equal to $500,000 for providing a fairness opinion, whether or not the fairness opinion is favorable. OnDisplay has also agreed to reimburse Robertson Stephens for its out-of-pocket expenses and to indemnify and hold harmless Robertson Stephens and its affiliates and any other person, director, employee or agent of Robertson Stephens or any of its affiliates, or any person controlling Robertson Stephens or its affiliates, for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Robertson Stephens as financial advisor to OnDisplay. The terms of the fee arrangement with Robertson Stephens, which OnDisplay and Robertson Stephens believe are customary in transactions of this nature, were negotiated at arm's length between OnDisplay and Robertson Stephens, and the OnDisplay board was aware of these fee arrangements.

   Robertson Stephens was retained based on Robertson Stephens' experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally, as well as Robertson Stephens' investment banking relationship and familiarity with OnDisplay. Robertson Stephens has provided financial advisory and investment banking services to OnDisplay from time to time, including acting as lead managing underwriter for OnDisplay's initial public offering and as a financial advisor for OnDisplay in connection with OnDisplay's acquisition of Oberon Software. Robertson Stephens may actively trade the equity of OnDisplay and Vignette for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in these securities.

   Robertson Stephens is an internationally recognized investment banking firm. As part of its investment banking business, Robertson Stephens is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.

5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

   ROBERTSON LETTER AGREEMENT.

   OnDisplay engaged Robertson Stephens as its exclusive financial advisor, pursuant to the terms of the Robertson Letter Agreement, to provide financial advisory and investment banking services to OnDisplay in connection with the exploration of a possible business combination with Vignette (a "Transaction").

   Pursuant to the terms of the Robertson Letter Agreement, OnDisplay agreed to pay Robertson Stephens, if the transaction is completed, a transaction fee equal to 0.40% of the aggregate consideration paid in a Transaction such as the offer and the merger, but in no event greater than $8,000,000. The value of the aggregate consideration should be determined based on the average closing bid prices for the ten consecutive days ending three days prior to the closing date. In addition to the transaction fee, pursuant to the terms of the Robertson Letter Agreement, Robertson Stephens has received $500,000 as an opinion fee for the delivery of the fairness opinion.

   OnDisplay has also agreed to reimburse Robertson Stephens for reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify Robertson Stephens and related parties against certain liabilities arising out of or in connection with Robertson Stephens's engagement.

6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   Except as set forth on Annex B attached hereto, no transactions in the Shares have been effected during the past 60 days by OnDisplay or any of its executive officers, directors, affiliates or subsidiaries.

7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

   (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by OnDisplay in response to the offer which relate to a tender offer or other acquisition of OnDisplay's securities by OnDisplay, any subsidiary of OnDisplay or any other person.

   (b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by OnDisplay in response to the offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving OnDisplay or any subsidiary of OnDisplay, (ii) a purchase, sale or transfer of a material amount of assets of OnDisplay or any subsidiary of OnDisplay, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of OnDisplay.

   (c) Except as indicated in Items 3 and 4 above, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts entered into in response to the offer that relate to one or more of the matters referred to in Item 7(a) above.

8. ADDITIONAL INFORMATION.

   (a) INFORMATION PROVIDED PURSUANT TO RULE 14F-1 UNDER THE EXCHANGE ACT. The Information Statement attached hereto as Annex A is being furnished to OnDisplay's stockholders in connection with the possible designation by Vignette, pursuant to the merger agreement, of certain persons to be appointed to the OnDisplay Board other than at a meeting of OnDisplay's stockholders, and such information is incorporated herein by reference.

   (b) The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

                      WHERE YOU CAN FIND MORE INFORMATION

   Vignette and OnDisplay file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

Public Reference Room   North East Regional Office    Midwest Regional Office
450 Fifth Street, N.W.  7 World Trade Center          500 West Madison Street
Suite 1024              Room 1300                     Suite 1400
Washington, D.C. 20549  New York, New York 10048      Chicago, Illinois 60661-2511

   You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

   The SEC also maintains an Internet worldwide website that contains reports, proxy statements and other information about issuers, like Vignette and OnDisplay, who file electronically with the SEC. The address of that site is http://www.sec.gov.

   The SEC allows us to "incorporate by reference" information into this
Schedule 14D-9, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

9. EXHIBITS.

 (a)(1)  Letter to the Stockholders of OnDisplay, Inc., dated June 2, 2000.

 (e)(1)  Agreement and Plan of Merger, dated as of May 21, 2000, among Vignette
         Corporation, Wheels Acquisition Corp. and OnDisplay, Inc.
         (incorporated herein by reference as an exhibit to Vignette
         Corporation's Registration Statement on Form S-4 on June 2, 2000).

 (e)(2)  Opinion of FleetBoston Robertson Stephens Inc. to the Board of
         Directors of OnDisplay, Inc., dated May 21, 2000 (included as Annex C hereto).

 (e)(3) Oberon Software Incorporated 1990 Stock Option Plan (previously filed as an exhibit to OnDisplay, Inc.'s Report on Form S-8 on May 1, 2000 and incorporated herein by reference (SEC File No. 333-36030)).

 (e)(4) Oberon Software Incorporated 1998 Stock Incentive Plan (previously filed as an exhibit to OnDisplay, Inc.'s Report on Form S-8 on May 1, 2000 and incorporated herein by reference (SEC File No. 333-36030)).

 (e)(5) OnDisplay, Inc. Amended and Restated 1996 Stock Plan (previously filed as an exhibit to OnDisplay, Inc.'s Report on Form S-8 on March 17,
         2000 and incorporated herein by reference (SEC File No. 333-32768)).

 (e)(6) OnDisplay, Inc. 1999 Employee Stock Purchase Plan (previously filed as an exhibit to OnDisplay, Inc.'s Report on Form S-8 on March 17, 2000 and incorporated herein by reference (SEC File No. 333-32768)).

 (e)(7) Form of Stock Option Agreement between OnDisplay, Inc. and Mark Pine dated September 9, 1999.

 (e)(8)  Form of Stock Option Agreement between OnDisplay, Inc. and Venkat
         Mohan dated November 8, 1999.

 (e)(9)  Form of Stock Option Agreement between OnDisplay, Inc. and Venkat
         Mohan, dated October 20, 1999.
 (e)(10) Form of Stock Option Agreement between OnDisplay, Inc. and David
         Larson dated September 20, 1999.

 (e)(11) Form of Letter Agreement between OnDisplay, Inc. and Venkat Mohan, dated October 20, 1999.

 (e)(12) Form of Letter Agreement between OnDisplay, Inc. and David Larson, dated September 17, 1999.

 (e)(13) Form of Letter Agreement between OnDisplay, Inc. and Olivier Sermet, dated April 15, 1997.

--------

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 2, 2000

                                          OnDisplay, Inc.

                                          By:      /s/ Mark Pine
                                             ----------------------------------
                                          Name:  Mark Pine
                                          Title:   Chairman and Chief
                                           Executive Officer

                                                                         ANNEX A

                                ONDISPLAY, INC.
                       12667 Alcosta Boulevard, Suite 250
                          San Ramon, California 94583

                             INFORMATION STATEMENT

        PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

GENERAL

   This information statement ("Information Statement") is being mailed on or about June 2, 2000 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of common stock, par value $0.001 per share (the "Common Stock" or the "Shares"), of OnDisplay, Inc., a Delaware corporation ("OnDisplay"). It is being furnished in connection with an Agreement and Plan of Merger, dated as of May 21, 2000 (the "Merger Agreement"), by and among Vignette Corporation, a Delaware corporation ("Vignette"), Wheels Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Vignette ("Wheels Acquisition Corp."), and OnDisplay, in accordance with the terms and subject to the conditions of which, (i) Vignette will cause Wheels Acquisition Corp. to make an exchange offer to exchange shares of common stock, par value $.01 per share, of Vignette (the "Vignette Common Stock"), for all of the issued and outstanding shares of Common Stock (the "Offer"), and (ii) subsequent to the consummation of the Offer, Wheels Acquisition Corp. will be merged with and into OnDisplay (the "Merger"). As a result of the Offer and the Merger, OnDisplay will become a wholly-owned subsidiary of Vignette. Wheels Acquisition Corp. commenced the Offer on Friday, June 2, 2000. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, June 29, 2000, unless it is extended by Wheels Acquisition Corp. in accordance with the terms and conditions of the Merger Agreement. The Merger Agreement provides that, upon the consummation of the Offer, OnDisplay shall cause certain designees of Vignette (the "Vignette Designees") to be elected to the Board of Directors of OnDisplay (the "Board"). If, however, the Merger Agreement is terminated or if Wheels Acquisition Corp. does not accept Shares tendered for exchange, then Vignette will not have any right to designate directors for election to the Board. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

THE VIGNETTE DESIGNEES

   Effective upon the acceptance for exchange by Wheels Acquisition Corp. of a number of the Shares that satisfies the Minimum Condition (as defined in the Merger Agreement), Vignette will be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this appointment) and (ii) the percentage that the number of Shares owned by Vignette or Wheels Acquisition Corp. (including Shares accepted for exchange) bears to the total number of Shares outstanding, and OnDisplay will take all action necessary to cause Vignette's designees to be elected or appointed to the Board, including, without limitation, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both; provided that, prior to the effective time of the Merger (the "Effective Time"), two members (each, a "Continuing Director") who were directors of OnDisplay prior to consummation of the Offer, shall remain as directors of OnDisplay until the Effective Time. If the number of Continuing Directors is reduced to less than two for any reason prior to the Effective Time, the remaining and departing Continuing Directors shall be entitled to designate a person to fill the vacancy. The directors of Wheels Acquisition Corp. at the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their successors are duly elected and qualified.

   Vignette has informed OnDisplay that it will choose the Vignette Designees to the OnDisplay Board from the directors and executive officers of Vignette listed below. Vignette has informed OnDisplay that each of the directors and executive officers listed below has consented to act as a director of OnDisplay, if so designated. The name, address, principal occupation or employment and five year employment history for each such person is set forth below. It is expected that the Vignette Designees may assume office following the acceptance for exchange by Wheels Acquisition Corp. of the specified minimum number of Shares pursuant to the Offer, which cannot be earlier than June 29, 2000.

   Gregory A. Peters, 40, has served as Vignette's Chief Executive Officer and President and as a director since June 1998 and has served as the Chairman of the Board since January 2000. From October 1997 to May 1998, Mr. Peters served as Chief Executive Officer and President of Logic Works, Inc., a software company. Mr. Peters joined Logic Works as Chief Financial Officer and Executive Vice President, Finance and Operations in August 1996 and served as Acting President and Chief Executive Officer from April 1997 to October 1997. From April 1994 to August 1996, Mr. Peters served as Chief Financial Officer, Treasurer and Senior Vice President, and from 1992 to March 1994, as Controller and Treasurer, at Micrografx, Inc., a Windows-based graphics software company. From 1990 to 1992, Mr. Peters held various financial positions at DSC Communications Corporation, a telecommunications company. Mr. Peters is a Certified Public Accountant and received his Bachelor of Arts degree in Business Administration from Rhodes College in Memphis, Tennessee.

   Robert E. Davoli, 51, has served as a director of Vignette since February 1996. Mr. Davoli has served as General Partner of Sigma Partners, a venture capital firm, since January 1995. He served as President and Chief Executive Officer of Epoch Systems, a client-server software company, from February 1993 to September 1994. From May 1986 through June 1992, Mr. Davoli was the President and Chief Executive Officer of SQL Solutions, a relational database management systems consulting and tools company that he founded and sold to Sybase, Inc. in January 1990. He is a director of ISS Group, Inc., a network security software company, which is publicly held, and he serves as a director of several privately held companies. Mr. Davoli received a Bachelor of Arts in History from Ricker College.

   John D. Thornton, 35, has served as a director of Vignette since February 1996. Mr. Thornton is a General Partner of Austin Ventures, a venture capital firm, where he has been since 1991. Mr. Thornton serves as a director of Garden.com, an e-commerce gardening company, MetaSolv Software, Inc., a telecommunications software company, and Mission Critical Software, an enterprise software company, as well as several privately held companies. He joined Austin Ventures from McKinsey & Co., where he served clients in the United States and Europe. He received a Bachelor of Arts with honors from Trinity University and a Master of Business Administration from the Stanford Graduate School of Business.

   William R. Daniel, 44, has served as Vignette's Senior Vice President, Products since September 1999. From November 1998 to August 1999, he served as Vignette's Vice President, Business Development. From August 1995 to May 1998, Mr. Daniel served as President, Chief Operating Officer, and was a co-founder of Wallop Software, Inc., a provider of web application development and assembly solutions. From June 1988 until July 1995, he served as Chief Operating Officer and Senior Vice President with Datis Corporation (acquired by HCIA, Inc. in 1995), a healthcare information provider. Mr. Daniel received a Bachelor of Arts degree in Engineering Sciences with honors from Dartmouth College and a Masters of Business Administration degree in finance with honors from the Haas School of Business at the University of California, Berkeley.

   Joel G. Katz, 36, has served as Vignette's Chief Financial Officer and Secretary since April 1999. From December 1990 to April 1999, Mr. Katz served as Chief Financial Officer and Secretary of Harbinger Corporation, an e-commerce software and services company. From December 1985 to December 1990, Mr. Katz held various financial positions at Arthur Andersen, a professional services organization, where he was a certified public accountant. Mr. Katz received his Bachelor of Business Administration in Accounting with honors from the University of Georgia.

   Charles W. Sansbury, 32, has served as Senior Vice President, Corporate Development, since March 2000. From June 1996 through March 2000, Mr. Sansbury was a Principal in the Technology Investment Banking Group at Morgan Stanley Dean Witter. From July 1993 through May 1996, Mr. Sansbury served as an investment banker at Lehman Brothers.

CERTAIN INFORMATION CONCERNING ONDISPLAY

   As of May 31, 2000, OnDisplay had 22,615,256 shares of Common Stock issued and outstanding, OnDisplay's only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each share being entitled to one vote.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF ONDISPLAY

   Mark Pine, 45, is a founder of OnDisplay and has served as our Chief Executive Officer and as a member of our board of directors since August 1996, and also as our President until November 1999. From 1994 to August 1996, Mr. Pine served as a part-time consultant to various software companies. From 1990 to 1994, Mr. Pine was the Vice President of Engineering and Senior Vice President of Sybase, Inc., a database software company, overseeing Sybase's largest product division. Prior to joining Sybase, Mr. Pine was a part of the founding management team of ARIX Corporation, a computer manufacturer, and Parallel Computers, a computer manufacturer. Mr. Pine holds a B.A. from University of California, San Diego.

   Venkat Mohan, 47, became our President and Chief Operating Officer in November 1999 and became a director in January 2000. Prior to joining OnDisplay, he had been Vice President, Global Marketing and E-Commerce at General Electric Information Services, Inc., a subsidiary of General Electric Company, since August 1996. Mr. Mohan was the President and Chief Operating Officer of Cadis Inc., a software company, from November 1993 to August 1996, and was the Executive Vice President, Marketing of VMX, Inc., a voice processing technology company, from 1990 to 1993. He holds a technology degree from the Indian Institute of Technology, an MS degree in Industrial and System Engineering from the University of Florida and an MBA degree from the Harvard Business School, where he was a Baker Scholar.

   Timothy Barrows, 43, has served as one of our directors since September 1996. Since 1985, Mr. Barrows has been a general partner of Matrix Partners, a venture capital firm. Mr. Barrows serves as director of SilverStream, Inc., Sycamore Networks, Inc. and several private companies. Mr. Barrows holds a B.A. from Williams College and an M.B.A. from Stanford University.

   Promod Haque, 52, has served as one of our directors since August 1997. Dr. Haque has since November 1990 served as a general partner of various of the Norwest Venture Partners venture capital funds. He is currently managing general partner of Norwest Venture Partners VII. Dr. Haque is a director of Showcase Corporation, Extreme Networks, Inc., Primus Knowledge Solutions, Cerent Corporation, Siara Systems, Transaction Systems Architects, Inc. and several privately held companies. Dr. Haque holds a Ph.D.E.E. degree and an M.S.E.E. degree from Northwestern University, an M.M. degree from the J.L. Kellogg Graduate School of Management, Northwestern University, and a B.S.E.E. degree from the University of Delhi, India.

   John Mandile, 39, has served as one of our directors since August 1996. Since September 1996, Mr. Mandile has been a general partner of Sigma Partners, a venture capital firm. From August 1995 to April 1996, Mr. Mandile was the President & Chief Executive Officer of Vermeer Technologies, Inc., a Web authoring company that was acquired by Microsoft. From 1988 to 1992 Mr. Mandile was Vice President of Engineering of SQL Solutions, a software company, which was acquired by Sybase and after the acquisition served as Vice President of System Management at Sybase from 1992 to July 1995. Mr. Mandile holds a B.S.E. in Engineering science from Tufts University and an MS in Computer Science from Worcester Polytechnic State University.

   Christopher Spray, 44, has served as one of our directors since September 1996. Since 1986, Mr. Spray has been a general partner of Atlas Venture, a venture capital firm. Mr. Spray holds a B.A. from Oxford University and an M.B.A. from INSEAD.

   Margaret Taylor, 49, has served as one of our directors since March 1999. Since 1989, Ms. Taylor has served at PeopleSoft, Inc. as Senior Vice President of Operations. Ms. Taylor holds a B.A. from Lone Mountain College.

   Carmine Villani, 57, has served as one of our directors since April 1997. Since 1992, Mr. Villani has been Senior Vice President and Chief Information Officer of McKessonHBOC, Inc., a health information services company. Mr. Villani holds a B.A. from Rutgers University.

   David Larson, 52, has served as our Vice President and Chief Financial Officer since October 1999. From November 1998 to September 1999, Mr. Larson served as Senior Vice President and Chief Financial Officer of AboveNet Communications Inc., a provider of managed co-location and Internet connectivity solutions. From December 1997 to November 1998, Mr. Larson served as Vice President and Treasurer of Silicon Valley Group, Inc., a manufacturer of semiconductor equipment. From August 1993 to December 1997, Mr. Larson served as Silicon Valley Group's Director of Planning and from July 1991 to August 1993, Mr. Larson served as Silicon Valley Group's Corporate Controller. Mr. Larson received a B.S. from California Polytechnic State University, San Luis Obispo.

   Trung Dung, 33, is a founder of OnDisplay and has served as our Chief Technology Officer since August 1996. From August 1995 to June 1996, Mr. Dung was a senior software engineer at Open Market, Inc., an e-commerce software provider. From august 1994 to July 1995, Mr. Dung was a senior software engineer with Software Emancipation Technology, a software company. Mr. Dung holds a B.S. from University of Massachusetts and attended graduate school at Boston University from 1988 to 1993.

   Olivier Sermet, 35, has served as our Vice President, Worldwide Field Operations since May 1997. From June 1995 to May 1997, Mr. Sermet served as Vice President of Operations and General Manager for Dun & Bradstreet Software, a software company. From 1994 to June 1995 Mr. Sermet served as Regional Sales Manager at Racal Datacom, a manufacturer of telecommunications equipment. Mr. Serrate holds a Baccalaureate from Ecole de Provence (Marseille, France) and an M.B.A. from Northern Illinois University.

   Carol Richwood, 39, has served as our Vice President, Corporate Controller since April 1999. From June 1997 to April 1999, Ms. Richwood served in various senior accounting positions at PeopleSoft, Inc., an enterprise software supplier, including as a divisional controller of PeopleSoft. From June 1994 to June 1997, she served as controller of various divisions of Verifone, Inc., a supplier of transaction automated systems. Ms. Richwood holds a B.S. from San Francisco State University and is a certified public accountant.

   Santi Pierini, 37, has served as Vice President, Global Product Management since November 1999, and also held positions as our Vice President of Technology from February to November 1999, and as our Director of Worldwide Presales (technical support) from July 1997 to February 1999. From August 1994 to July 1997, Mr. Pierini served as Director, Presales of Dun & Bradstreet Software, Inc. Mr. Pierini holds a B.S. from California Polytechnic University, San Luis Obispo.

   Peter Buzzard, 33, has served as Vice President Product marketing since September 1999. From February 1996 to November 1998, Mr. Buzzard served as Manager of Worldwide Channel Marketing at Open Market, Inc., a software company. From May 1995 to February 1996, Mr. Buzzard served as Senior Product marketing Manager at ON Technology, Inc., a software company. From July 1993 to May 1995, Mr. Buzzard served as Marketing Manager at MathSoft, Inc., a software company. Mr. Buzzard holds a B.S. from the College of Idaho and an M.I.M. from the American Graduate School of International Management.

   Janet Azevedo, 40, became our Vice President of Human Resources in November 1999. From October 1998 to November 1999, Ms. Azevedo performed independent consulting services. From May 1996 to

September 1998, Ms. Azevedo served as Vice President, Human Resources of Genstar Container Corporation, a subsidiary of General Electric Company. Ms. Azevedo holds a B.B.A. from Baylor University.

Director Compensation

   Directors currently do not receive any cash compensation from OnDisplay for their services as members of the Board, but are reimbursed for expenses in connection with attendance at Board and committee meetings. At times in the past we have granted our outside directors options to purchase shares of our common stock under the 1996 Stock Plan. In January 1999, we granted Mr. Villani an option to purchase 20,000 shares at a per share exercise price of $0.40. In March 1999, we granted Ms. Taylor an option to purchase 30,000 shares at a per share exercise price of $0.40. In December 1999, we granted options to Mr. Barrows, Mr. Haque and Mr. Spray each to purchase 30,000 shares at a per share exercise price of $8.00.

Board Meetings and Committees

   The Board held a total of seven meetings during fiscal 1999 and also took eight actions by unanimous written consent. No director who currently serves on the Board attended fewer than 75% of the meetings of the Board and committees thereof upon which such director served that were held during fiscal 1999.

   The Board currently has two committees: an audit committee and a compensation committee. In 1999, the Board performed the functions of these committees, which were established in September 1999 and held no meetings until 2000. The Board has no nominating committee and no committee performing such functions.

   The audit committee consists of Mr. Haque, Ms. Taylor and Mr. Villani. The audit committee makes recommendations to the Board regarding the selection of independent auditors, reviews the scope and results of audit and other services provided by OnDisplay's independent auditors, reviews the accounting principles applicable to OnDisplay's financial statements, and reviews the management's procedures and policies relating to the adequacy of internal accounting controls.

   The compensation committee consists of Mr. Barrows and Mr. Haque. The compensation committee makes recommendations to the Board regarding stock plans and the compensation of executive officers and is authorized to grant options under OnDisplay's stock option plan.

Compensation Committee Interlocks and Insider Participation

   During 1999, the Board performed the functions of the compensation committee and made decisions related to executive compensation. Mark Pine, Chief Executive Officer of OnDisplay, is a member of the Board of Directors and participated in meetings with respect to executive compensation, other than those concerning compensation for himself.

   The compensation committee was formed in September 1999 and is comprised of two members, but held no meetings until 2000. Neither of the members of the compensation committee are currently or has been, at any time since the formation of OnDisplay, an officer or employee of OnDisplay. The two members of the compensation committee are general partners of venture capital investment funds that participated in private stock financings by OnDisplay in 1999, as described below under "Related Party Transactions -- Private Stock Financings." No executive officer of OnDisplay serves, or served in fiscal 1999, as a member of the board of directors or compensation committee of any entity that has or had one or more executive officers serving as a member of OnDisplay's Board or compensation committee.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth certain information regarding the beneficial ownership of common stock of OnDisplay as of May 31, 2000 as to (i) each person who is known by OnDisplay to own beneficially more than 5% of the outstanding shares of common stock, (ii) each director and nominee for director of OnDisplay, (iii) each of the executive officers named in the Summary Compensation Table below and (iv) all directors and executive officers of OnDisplay as a group.

   Unless otherwise indicated, the address for each stockholder in the table is c/o OnDisplay, Inc., 12667 Alcosta Boulevard, Suite 300, San Ramon, CA 94583. Except as otherwise noted, and dependent on applicable community property laws, to our knowledge, the persons named in this table have sole voting and investing power with respect to all of the shares of common stock held by them.

                                                           Shares Beneficially Owned*
                                                           -----------------------------
                Beneficial Owner                               Number        Percent
                ----------------                           --------------- -------------
   Matrix Partners IV, L.P.(1)...........................        3,360,525       14.86
    Bay Colony Corporate Center
    1000 Winter Street, Suite 4500
    Waltham, MA 02154
   Norwest Venture Partners VI, L.P. ....................        2,594,181       11.47
    245 Lytton Avenue, Suite 250
    Palo Alto, CA 94111
   Atlas Venture Fund II, L.P............................        2,390,784       10.57
    222 Berkeley Street
    Boston, MA 02116
   Amerindo Investment Advisors, Inc. And affiliates(2)..        1,664,963        7.36
    One Embarcadero, Suite 2300
    San Francisco, CA 94111
   Mark Pine(3)..........................................        1,585,275        6.97
   Trung Dung............................................          987,175        4.37
   Venkat Mohan(4).......................................          350,000        1.53
   Mark Deppe (5)........................................          278,385        1.23
   Olivier Sermet(6).....................................          235,000        1.04
   Santi Pierini(7)......................................          125,000      **
   Timothy Barrows(8)....................................        3,390,525       14.99
   Promod Haque(9).......................................        2,624,181       11.60
   John Mandile(10)......................................          563,764        2.49
   Christopher Spray(11).................................        2,420,784       10.69
   Margaret Taylor.......................................           55,000      **
   Carmine Villani.......................................           40,000      **
   All directors and executive officers                         13,030,089       55.49
    as a group (16 persons)..............................

--------
* Stock options held by the persons in the table are fully exercisable and are therefore included in the table because the underlying shares are deemed to be beneficially owned under the rules of the Securities and Exchange Commission. However, some of the shares underlying options, as well as some shares that are held by such persons as a result of option exercises, are not fully vested. See "Executive Compensation--Option Grants in Last Fiscal Year." Shares underlying options are deemed to be outstanding for the purpose of computing the percentage beneficially owned by the holder of the option, but are not deemed to be outstanding for the purpose of computing any other person's beneficial ownership percentage.

 **  Less than 1% of the outstanding shares of common stock.
 (1) Includes 168,026 shares held by the Matrix IV Entrepreneurs Fund, L.P.
 (2) Amerindo Investment Advisors, Inc. and its affiliates, which manages the accounts holding these shares, disclaims beneficial ownership of the shares.
 (3) Includes 246,000 shares beneficially held by trusts for the benefit of M. Pine's minor children and other family members. Also includes 125,000 shares of common stock issuable upon the exercise of stock options.
 (4) Includes 250,000 shares of common stock issuable upon the exercise of stock options.
 (5) As of February 15, 1999, Mr. Deppe was no longer an executive officer of OnDisplay.
 (6) Includes 50,000 shares of common stock issuable upon the exercise of stock options.
 (7) Includes 49,000 shares of common stock issuable upon the exercise of stock options.
 (8) Includes shares held by Matrix Partners IV, L.P. and Matrix IV Entrepreneurs Fund, L.P. T. Barrows, a general partner of Matrix IV Management Co., L.P. which is the general partner of Matrix Partners IV, L.P. and Matrix IV Entrepreneurs Fund, L.P., disclaims beneficial ownership of the shares held by Matrix Partners IV, L.P. and Matrix IV Entrepreneurs Fund, L.P., except to the extent of his proportionate pecuniary interest therein. Also includes 30,000 shares of common stock issuable upon the exercise of stock options.
 (9) Includes shares held by Norwest Venture Partners VI, L.P. P. Haque, a general partner of Norwest Venture Partners VI, L.P., disclaims beneficial ownership of the shares held by Norwest Venture Partners VI, L.P., except to the extent of his proportionate pecuniary interest therein. Also includes 30,000 shares of common stock issuable upon the exercise of stock options.
(10) Includes shares held by Sigma Partners IV, L.P., Sigma Investors IV, L.P. and Sigma Associates IV, L.P. J. Mandile, a Managing Director of Sigma Management IV, L.L.C., the general partner of Sigma Partners IV, L.P., Sigma Investors IV, L.P. and Sigma Associates IV, L.P. disclaims beneficial ownership of the shares held by Sigma Partners IV, L.P., Sigma Investors IV, L.P. and Sigma Associates IV, L.P., except to the extent of his proportionate pecuniary interest therein. Also includes 42,500 shares of common stock issuable upon the exercise of stock options.
(11) Includes shares held by Atlas Venture Fund II, L.P. C. Spray, a general partner of Atlas Venture Fund II, L.P., disclaims beneficial ownership of the shares held by Atlas Venture Fund II, L.P., except to the extent of his proportionate pecuniary interest therein. Also includes 30,000 shares of common stock issuable upon the exercise of stock options.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires OnDisplay's executive officers and directors, and persons who own more than ten percent of a registered class of OnDisplay's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("Commission") and the National Association of Securities Dealers, Inc. Such persons are required to furnish OnDisplay with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, OnDisplay believes that during fiscal 1999 all executive officers and directors of OnDisplay complied with all applicable filing requirements, except as follows. The automatic conversion of convertible preferred stock into common stock occasioned by the closing of OnDisplay's initial public offering required the filing of Forms 4 by holders of the convertible preferred stock. These filings by the following persons were late:
Atlas Venture Fund II, L.P., Christopher Spray, John Mandile, Margaret Taylor, Matrix IV Entrepreneurs Fund, L.P., and Matrix Partners IV, L.P. In addition, Forms 3 filed by Trung Dung and Oliver Sermet were later amended to correct certain information in the original filings.

                             EXECUTIVE COMPENSATION

   The following table sets forth the compensation of the chief executive officer of OnDisplay and the four other most highly compensated executive officers during the year ended December 31, 1999. This Information Statement refers to these five executives as OnDisplay's "Named Executive Officers." Mr. Mohan joined OnDisplay in November, 1999. Mr. Deppe resigned as an executive officer in February 2000.

                           Summary Compensation Table

                                                                  Long Term
                                                                Compensation
                                                                   Awards
                                                              -----------------
                                                 Annual
                                              Compensation
                                           ------------------ Shares Underlying
         Name and Principal Position       Salary($) Bonus($)    Options(#)
         ---------------------------       --------- -------- -----------------
   Mark Pine.............................   180,000  159,000       250,000
    Chairman of the Board and Chief
     Executive Officer

   Mark Deppe*...........................   163,750   75,375        50,000
    Vice President, Software Development

   Olivier Sermet........................   163,750   45,626        60,000
    Vice President, Worldwide Field
     Operations

   Santi Pierini.........................   123,750   17,286        55,000
    Vice President, Global Product
     Management

   Venkat Mohan..........................    25,852  165,312       350,000
    President and Chief Operating Officer

--------
*As of February 15, 2000, Mr. Deppe was no longer an executive officer of OnDisplay.

Option Grants in Last Fiscal Year

   The following table provides information relating to stock options granted to each of OnDisplay's Named Executive Officers during the fiscal year ended December 31, 1999. All of these options were granted under our 1996 Stock Plan and have a term of 10 years, subject to earlier termination in the event the optionee's services terminate. The exercise price of each option is equal to the fair market value of the common stock on the date of grant, as determined by the Board. Each option in the table was granted prior to our initial public offering on December 17, 1999. The options vest over a four year period from the date of grant but may be exercised at any time in part or in full. If the optionee exercises an option to purchase shares that are unvested and the optionee's services to OnDisplay terminate before all the purchased shares have vested, we have the right to repurchase at the original exercise price the shares that remain unvested.

   The potential realizable value in the table is calculated by assuming that the price of our common stock increases from $28.00 per share at assumed appreciation rates of 5% and 10%, compounded annually, over the 10-year term of the option, and subtracting from that result the option exercise price. These assumed appreciation rates comply with the rules of the Securities and Exchange Commission and do not represent our prediction of the performance of our stock price. The base of $28.00 per share was the initial offering price of OnDisplay common stock in our public offering on December 17, 1999.

                       Option Grants in Last Fiscal Year

                                                                              Potential Realizable
                                                                             Value at Assumed Annual
                                           Percent of                                 Rates
                                          Total Options                       of Stock Appreciation
                         Number of Shares  Granted to   Exercise                 for Option Term
                            Underlying      Employees   Per Price Expiration -----------------------
  Name                   Options Granted  During Period   Share      Date        5%          10%
  ----                   ---------------- ------------- --------- ---------- ----------- -----------
Mark Pine...............     250,000           7.93%      $2.50    09/09/09  $10,384,203 $16,535,108
Mark Deppe..............      50,000           1.59%      $4.22    09/28/09  $ 1,936,756 $ 3,083,960
Olivier Sermet..........      60,000           1.90%      $3.45    09/28/09  $ 2,399,362 $ 3,820,583
Santi Pierini...........      55,000           1.74%      $7.17    12/13/09  $ 1,866,062 $ 2,971,391
Venkat Mohan............     350,000          11.10%      $6.50    11/08/09  $12,257,432 $19,517,912

Aggregate Option Exercises in Last Fiscal Year and Values of Unexercised Options at Fiscal Year End

   The following table sets forth for each of OnDisplay's Named Executive Officers information relating to option exercises during the fiscal year ended December 31, 1999 and the number and value of securities underlying vested and unvested options they held at December 31, 1999. As discussed in the text above the preceding table, all options are fully exercisable from the date of grant, but the underlying shares vest over a four year period. Some of the shares purchased by exercising options in fiscal 1999 have not vested. Although all the option exercises occurred prior to our public offering on December 17, 1999, the "Value Realized for Exercised Options" is based on $28.00 per share, the initial public offering price. The "Value of Unexercised In-the-Money Options" at December 31, 1999 is based on $90.875 per share, the closing market price on December 31, 1999. In each case, the per share exercise price is subtracted and the resulting amount is multiplied by the applicable number of shares.

                                           Number of
                                           Securities
                                           Underlying
                               Value      Unexercised
                              Realized     Options at     Value of Unexercised
                   Shares       for       December 31,   In-the-Money Options at
                  Acquired   Exercised        1999          December 31, 1999
                 on Exercise  Options   ---------------- -----------------------
  Name           of Options     ($)     Vested  Unvested   Vested     Unvested
  ----           ----------- ---------- ------- -------- ----------- -----------
Mark Pine......    125,000   $3,187,500     --  125,000  $       --  $11,046,850
Mark Deppe.....        --    $      --  294,844 137,656  $26,764,441 $12,289,746
Olivier
 Sermet........    185,000   $5,176,000     --   50,000  $       --  $ 4,340,750
Santi Pierini..     76,000   $2,118,250     --   49,000  $       --  $ 4,060,875
Venkat Mohan...    100,000   $2,150,000     --  250,000  $       --  $21,093,750

Stock Option Vesting Acceleration on Change of Control

   In the event of a change of control of OnDisplay resulting from a merger, sale of assets or reorganization, all outstanding stock options under the 1996 Stock Plan that would have vested within 18 months after the change of control will become fully vested upon the change of control. In addition, with respect to the stock option granted in 1999 to Mark Pine to purchase 250,000 shares, the remaining unvested portion and the unvested shares he purchased in 1999 under that option will vest in their entirety if his employment is "involuntarily terminated" (as defined in the option agreement) within 24 months of the change of control. With respect to the stock option granted in 1999 to Venkat Mohan to purchase 350,000 shares, the remaining unvested portion and the unvested shares he purchased in 1999 under that option will vest in their entirety upon a change of control if his employment is "involuntarily terminated" (as defined in the option agreement) within 24 months of the change of control.

                           RELATED PARTY TRANSACTIONS

Private Stock Financings

   In August 1999, OnDisplay sold to various investors 1,723,739 shares of preferred stock at a purchase price of $9.52 per share. Each share of preferred stock converted into one share of common stock in OnDisplay's initial public offering in December 1999.

   In December 1999, OnDisplay sold to various investors, in private transactions occurring concurrently with the initial public offering, an aggregate of 300,000 shares of common stock at a purchase price of $26.04, which equaled the initial public offering price, less the underwriter discount. These shares are "restricted" under Rule 144 and not currently freely tradeable.

   The following holders of more than 5% of our outstanding stock purchased shares in these private offerings, which purchases may be attributed to the directors of OnDisplay indicated in the table:

                                                               Preferred Common
                                                                 Stock   Stock
                                                               --------- ------
   Holders of More than 5%:
     Amerindo Investment Advisers, Inc. and affiliates(1).....   52,521  26,783
     Matrix Partners IV, L.P(2)...............................  137,214  15,920
     Atlas Venture Fund II, L.P...............................   52,521     --
     Norwest Venture Partners VI, LP..........................  119,088  30,862
   Directors:
     Timothy Barrows (3)......................................  137,214  15,920
     Christopher Spray (4)....................................   52,521     --
     Promod Haque (5).........................................  119,088  30,362

--------
(1) Amerindo Investment Advisors, Inc., and its affiliates, which manages the accounts holding these shares, disclaims beneficial ownership of the shares.
(2) Includes shares purchased by the Matrix IV Entrepreneurs Fund, L.P.
(3) Consists of shares purchased by Matrix Partners IV, L.P and Matrix IV Entrepreneurs Fund, L.P. Mr. Barrows, a general partner of Matrix Partners IV, L.P and Matrix IV Entrepreneurs Fund, L.P., disclaims beneficial ownership of the shares purchased by Matrix Partners IV, L.P and Matrix IV Entrepreneurs Fund, L.P., except to the extent of his proportionate pecuniary interest therein.
(4) Consists of shares purchased by Atlas Venture Fund II, L.P. Mr. Spray, a general partner of Atlas Venture Fund II, L.P., disclaims beneficial ownership of the shares purchased by Atlas Venture Fund II, L.P., except to the extent of his proportionate pecuniary interest therein.
(5) Consists of shares held by Norwest Venture Partners VI, LP. Mr. Haque, a general partner of Norwest Venture Partners VI, LP, disclaims beneficial ownership of the shares purchased by Norwest Venture Partners VI, LP, except to the extent of his proportionate pecuniary interest therein.

Officer Loans

   In December 1999, OnDisplay made loans to the following executive officers in order to fund the exercise of a portion of the stock option held by each of them:

                                                                         Number
                                                                           of
        Name                                                     Amount  Shares
        ----                                                    -------- -------
      Mark Pine................................................ $312,500 125,000
      Venkat Mohan............................................. $650,000 100,000
      Trung Dung............................................... $325,000  50,000
      David Larson............................................. $500,000 100,000

   Each loan was made under a full-recourse promissory note secured by pledge of the purchased shares. The notes will mature in June 2001 and bear interest at 5.66% compounded semiannually and payable at maturity. Some of the shares purchased have not vested. OnDisplay has the right to repurchase unvested shares if the executive's employment terminates under some circumstances.

                                                                         ANNEX B

          INFORMATION REGARDING TRANSACTIONS IN ONDISPLAY COMMON STOCK

   The following are the transactions in OnDisplay's equity securities by certain of OnDisplay's executive officers and directors as listed below during the 60 days prior to the date of the Schedule 14D-9.

   Mark Deppe, formerly Vice President, Software Development, of OnDisplay purchased 346,645 shares of OnDisplay common stock at a price of $0.10 per share, pursuant to the exercise of options on April 5, 2000.

                                                                         ANNEX C

                     OPINION OF ONDISPLAY FINANCIAL ADVISOR

                                  May 21, 2000

Board of Directors
OnDisplay, Inc.
12667 Alcosta Blvd., Suite 300
San Ramon, CA 94583

Members of the Board:

   We understand that OnDisplay, Inc. ("OnDisplay"), Vignette Corporation ("Vignette") and Wheels Acquisition Corp. (a wholly owned subsidiary of Vignette, "Merger Sub") are proposing to enter into an Agreement and Plan of Merger (the "Agreement") which will provide, among other things, for the Offer and the Merger (as such terms are defined below). Under the terms set forth in a draft of the Agreement dated May 20, 2000 (the "Draft Agreement") (i) Merger Sub will commence an exchange offer (the "Offer") to purchase the outstanding shares of common stock of OnDisplay, par value $.001 per share ("OnDisplay Common Stock") in exchange for right to receive from Merger Sub 1.58 shares (the "Exchange Ratio") of the shares of common stock of Vignette, par value $.01 per share ("Vignette Common Stock") and (ii) following the Offer (subject to Merger Sub receiving at least a majority of OnDisplay Common Stock pursuant to the Offer), Merger Sub will be merged with and into OnDisplay (the "Merger") and each share of OnDisplay Common Stock, (other than certain shares to be canceled pursuant to the Agreement and shares held by stockholders who properly exercise dissenters' rights ("Dissenting Shares")), will be converted into the right to receive the number of shares of Vignette Common Stock equal to the Exchange Ratio. Outstanding options and warrants to acquire OnDisplay Common Stock will be assumed and converted into options and warrants to acquire Vignette Common Stock pursuant to the terms of the Draft Agreement. Upon consummation of the Merger, OnDisplay will become a wholly owned subsidiary of Vignette. The Offer and the Merger are collectively referred to in this opinion as the "Transaction". The terms and conditions of the Transaction are set out more fully in the Draft Agreement.

   You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view and as of the date hereof to the "Holders of OnDisplay Common Stock". The "Holders of OnDisplay Common Stock" are defined in this opinion as all holders of OnDisplay Common Stock other than Vignette, Merger Sub or any affiliates of Vignette or Merger Sub, or any holders of Dissenting Shares.

   For purposes of this opinion we have, among other things:

  (i) reviewed certain publicly available financial statements and other business and financial information of OnDisplay and Vignette, respectively;

  (ii) reviewed certain internal financial statements and other financial and operating data concerning OnDisplay and Vignette prepared by the managements of OnDisplay and Vignette, respectively;

  (iii) reviewed with OnDisplay and Vignette the publicly available consensus estimates of research analysts relating to OnDisplay and Vignette, respectively;

  (iv) held discussions with the respective managements of OnDisplay and Vignette concerning the businesses, past and current operations, financial condition and future prospects of both OnDisplay and Vignette, independently and combined, including discussions with the managements of OnDisplay and Vignette concerning cost savings and other synergies that are expected to result from the Transaction as well as their views regarding the strategic rationale for the Transaction;

  (v) reviewed the financial terms and conditions set forth in the Draft Agreement;

Board of Directors
OnDisplay, Inc.
May 21, 2000
Page 2

  (vi) reviewed the stock price and trading history of OnDisplay and Vignette;

  (vii) compared the financial performance of OnDisplay and Vignette and the prices and trading activity of OnDisplay Common Stock and Vignette Common Stock with that of certain other publicly traded companies comparable with OnDisplay and Vignette, respectively;

  (viii) compared the financial terms of the Transaction with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

  (ix) reviewed the pro forma impact of the Transaction on Vignette's net revenue per share;

  (x) reviewed and considered in the analysis, publicly available consensus estimates of research analysts relating to the relative contributions of OnDisplay and Vignette to the combined company;

  (xi) participated in discussions and negotiations among representatives of OnDisplay and Vignette and their financial and legal advisors; and

  (xii) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

   In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by management of OnDisplay and Vignette) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurances of management of OnDisplay and Vignette that they are not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of OnDisplay or Vignette, nor were we furnished with any such evaluation or appraisal. In this regard, we note that each of OnDisplay and Vignette face exposure to the Year 2000 problem. We have not undertaken any independent analysis to evaluate the reliability or accuracy of the assumptions made by the managements of OnDisplay and Vignette with respect to the potential effect that the Year 2000 problem might have on their respective businesses. We have assumed that the Transaction will be consummated upon the terms set forth in the Draft Agreement without material alteration thereof, including, among other things, that the Merger will be accounted for as a "purchase" business combination in accordance with U.S. generally accepted accounting principles ("GAAP") and that the Transaction will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. In addition, we have assumed that the historical financial statements of each of OnDisplay and Vignette reviewed by us have been prepared and fairly presented in accordance with U.S. GAAP consistently applied. We have relied as to all legal matters relevant to rendering our opinion on the advice of counsel.

   This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as to the date hereof, to the Holders of OnDisplay Common Stock of the Exchange Ratio. We do not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the Transaction, (ii) any tax or other consequences that might result from the Transaction or (iii) what the value of Vignette Common Stock will be when issued to OnDisplay's stockholders pursuant to the Transaction or the price at which the shares of Vignette Common Stock that are issued pursuant to the Transaction may be traded in the future. Our opinion does not address the relative merits of the Transaction and the other business

Board of Directors
OnDisplay, Inc.
May 21, 2000
Page 3
strategies that OnDisplay's Board of Directors has considered or may be considering, nor does it address the decision of the OnDisplay Board of Directors to proceed with the Transaction.

   In connection with the preparation of our opinion, we were not authorized to solicit, and did not solicit, third-parties regarding alternatives to the Offer and the Merger.

   We are acting as financial advisor to OnDisplay in connection with the Transaction and will receive (i) a fee contingent upon the delivery of this opinion and (ii) an additional fee contingent upon the consummation of the Transaction. In addition, OnDisplay has agreed to indemnify us for certain liabilities that may arise out of our engagement. In the past, we have provided certain investment banking services from time to time to OnDisplay for which we have been paid fees, including acting as lead manager for OnDisplay's initial public offering and as financial advisor for OnDisplay in connection with On Display's acquisition of Oberon Software. We maintain a market in the shares of OnDisplay Common Stock and Vignette Common Stock. In the ordinary course of business, we may trade in OnDisplay's securities and Vignette's securities for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in OnDisplay's securities or Vignette's securities.

   Our opinion expressed herein is provided for the information of the Board of Directors of OnDisplay in connection with its evaluation of the Transaction. Our opinion is not intended to be and does not constitute a recommendation (i) to any stockholder of OnDisplay as to whether such stockholder shall accept or decline the Offer, or take any other action with respect to the Offer or (ii) to any stockholder of OnDisplay or Vignette as to how such stockholder should vote, or take any other action, with respect to the Merger. This opinion may be included in the Tender Offer Statement or Prospectus of Vignette or the Solicitation/Recommendation Statement or Proxy Statement of OnDisplay distributed in connection with the Transaction, provided that this opinion is reproduced therein in full and any description of, or reference to, us or any summary of this opinion included therein is in form and substance acceptable to us and our legal counsel. This opinion may not be summarized, described or referred to or furnished to any party except with our express prior written consent.

   Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the Holders of OnDisplay Common Stock from a financial point of view.

                                          Very truly yours,

                                          /s/ FleetBoston Robertson Stephens
                                           Inc.

                                          FleetBoston Robertson Stephens Inc.